EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2017	Years Ended December 31,
		2016	2015	2014	2013	2012
(dollars in millions)
Earnings from operations before taxes	$485.7	$663.7	$349.4	$445.8	$1,213.4	$732.4
Add (Deduct):
Fixed charges	51.6	63.2	52.8	52.9	52.4	46.1
Undistributed earnings of equity investments	—	—	0.4	0.3	(1.0)	(9.6)

Earnings available for fixed charges	$537.3	$726.9	$402.6	$499.0	$1,264.8	$768.9

Fixed charges:
Interest, including amounts capitalized(1)	$45.1	$54.5	$44.9	$44.8	$45.0	$39.6
Proportion of rent expense deemed to represent interest factor	6.5	8.7	7.9	8.1	7.4	6.5

Fixed charges	$51.6	$63.2	$52.8	$52.9	$52.4	$46.1

Ratio of earnings to fixed charges	10.41	11.50	7.63	9.43	24.14	16.68

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.